Mail Stop 3561

December 6, 2007

By U.S. Mail and facsimile to (205) 326-1858

James T. McManus, II
President and Chief Executive Officer
Energen Corporation
605 Richard Arrington Jr. Boulevard North
Birmingham, AL 35203-2707

> **Re: Energen Corporation**
> **Definitive 14A**
> **Filed March 22, 2007**
> **File No. 1-07810**

Dear Mr. McManus:

        We have reviewed your response letter dated September 20, 2007 and have the following comments. Please respond to our comments by December 20, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Officers Review Committee, page 7

1. We note your response to comment 1 in our letter dated August 21, 2007. Please confirm that you will include the information from your response in your proxy statement.

Selection of Board Nominees, page 9

2. We note your response to comment 2 in our letter dated August 21, 2007. Please confirm that you will include the information from your response in your proxy statement.

Compensation Discussion and Analysis, page 26

3. We note your response to comment 6 in our letter dated August 21, 2007. In the proxy statement, you state that you intend to compensate executives "at approximately the 50th percentile of the market." Accordingly, it appears that you benchmark your performance against market information. Please identify the components of the benchmarks against which you benchmark compensation, including the three sources of information identified on page 27 and the peer group you reference on page 29 of the proxy statement. If the officers review committee is not aware of the components of the databases provided by Towers Perrin, it should disclose that fact in the proxy statement.

4. We note your response to comment 7 in our letter dated August 21, 2007. Please confirm that you will include the information from your response in your proxy statement.

Annual Incentive Compensation, page 28

5. We note your response to comment 8 in our letter dated August 21, 2007. Please confirm that you will include the information from your response in your proxy statement, including target incentive opportunities for the last completed fiscal year.

Long-Term Incentive Compensation, page 29

6. We note your response to comment 9 in our letter dated August 21, 2007. Please confirm that you will include the information from your response, including how you calculate total shareholder return, in your proxy statement.

7. We note your response to comment 10 in our letter dated August 21, 2007 and we reissue that comment. Please provide further analysis in the proxy statement regarding why you choose to pay each element of compensation. See Item 402(b)(1)(iv) of Regulation S-K.

Retirement, Death, Disability, Termination of Employment, page 30

8. We note your response to comment 11 in our letter dated August 21, 2007 and we reissue that comment.

Severance Compensation Agreements and Change in Control, page 32

9. We note your response to comment 12 in our letter dated August 21, 2007. Please confirm that you will include the information from your response in your proxy statement.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel

cc: J. David Woodruff
        General Counsel and Secretary